October 11, 2007

MAIL STOP 3561

via U.S. mail and facsimile

Colin Innes, Chief Executive Officer
Skillstorm Online Learning, Inc.
3518 Freemont Avenue, North, Suite 399
Seattle, Washington 98103

Re: **Skillstorm Online Learning, Inc.**
       Form 1-A, Amendment 6 filed September 17, 2007
       File No.: 24-10158

Dear Mr. Innes:

        We have the following comments on your filing. Where indicated, we think you
should revise your document in response to these comments. If you disagree, we will
consider your explanation as to why our comment is inapplicable or a revision is
unnecessary. Please be as detailed as necessary in your explanation. In some of our
comments, we may ask you to provide us with supplemental information so we may better
understand your disclosure. After reviewing this information, we may or may not raise
additional comments.

        Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filing. We look forward to working with you in these respects. We
welcome any questions you may have about our comments or on any other aspect of our
review.

Business and Properties, page 8

        1. We note your response to prior comments six and seven from our letter
           dated August 31, 2007 and the revised disclosure on page 10. Please revise
           to explain why you believe, if true, that the provision for 10.00 DM per
           program royalty from the 1998 agreement does not apply to Skillstorm. In
           addition, your disclosure refers to a June 1998 agreement; whereas, the
           agreement exhibit on page E-59 is dated April 27, 1998. Please revise or
           advise.

Subsequent Events, page 10

2. We note your response to prior comment 18 and the September 28, 2006 Consulting Debenture filed as Exhibit 3(b). Please revise to disclose the principal terms of the agreement under "Subsequent Events."

Offering Price Factors, page 25

3. We note your disclosures regarding dilution on page 26. Please revise your disclosure so that the offering expenses are excluded from pro forma net tangible book value after the proposed offering. In addition, based on your disclosure on page 28, it appears that the amount of offering expenses that should be deducted from pro forma net tangible book value varies depending on the amount of proceeds raised. Please revise your disclosures accordingly.

Use of Proceeds, page 28

4. We note your response to prior comment two. Please revise 3(g) on page 22 to disclose the monthly lease payment and quantify the amount past due, if any.

5. We note your response to prior comment 16. Please revise to clarify what source of funds the company intends to use to pay amounts to be remaining on the $200,000 note to Pegasus, assuming both that the company does not reach the maximum subscriptions and that the company is able to pay $100,000 of the note upon selling the maximum subscriptions. Please revise risk factor (3) to clarify that, even assuming maximum subscriptions sold, you will continue to owe $100,000 on the note to Pegasus.

Item 46. Financial Statements, Page 50

6. The financial statements and related disclosures (including dilution, capitalization, etc.) should be updated as required by Part F/S of Form 1-A. Please revise the offering statement accordingly.

7. We note your disclosures regarding the $200,000 convertible note issued to Pegasus on page 10. Please revise the financial statements to disclose the material terms of this note, and to clarify where the note is recorded in the financial statements.

Closing Comments

As appropriate, please amend your offering statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Maureen Bauer at (202) 551-3237 if you have questions regarding comments on the financial statements and related matters. Please contact Susann Reilly at (202) 551-3236 with other questions.

Sincerely,

John Reynolds
Assistant Director
Office of Emerging Growth Companies

cc: Andrew Stolowitz, Esq.
       Fax: 206-262-9545